Beckstead and Watts, LLP
Certified Public Accountants

2425 W Horizon Ridge Parkway
Henderson, NV 89052
702.257.1984 tel
702.362.0540 fax

October 11, 2006

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

The firm of Beckstead and Watts, LLP was previously principal accountant for Sky Petroleum, Inc. and Subsidiaries (the *"Company"*). On September 20, 2006, we were notified that we were dismissed by the Company as principal accountants. We have read the Company's statements included under Item 4 of its Form 8-K dated October 11, 2006 and we agree with such statements except that we cannot confirm or deny that the appointment of BDO Patel and Al Saleh was approved by the Audit Committee, or that they were not consulted prior to their appointment as auditors.

Very truly yours,

Beckstead and Watts, LLP

Beckstead and Watts, LLP